+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Apellis Pharmaceuticals, Inc.

6400 Westwind Way, Suite A

Crestwood, KY 40014

Attn: David O. Watson

General Counsel

(502) 241-4114

October 20, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christine Westbrook

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed October 13, 2017
File No. 333-220941

Ladies and Gentlemen:

On behalf of Apellis Pharmaceuticals, Inc. (the “Company”), set forth below is information in response to comment 7 contained in the letter to the Company dated September 28, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the draft registration statement on Form S-1 originally submitted by the Company to the Commission on August 30, 2017 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-220941), which was publicly filed by the Company on October 13, 2017 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

October 20, 2017

For convenience of the Staff, we have recited the prior comment in italicized type and have followed the comment with the Company’s response.

7.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Determining the Fair Value of Common Stock Prior to the Initial Public Offering

As disclosed in the Registration Statement, the Board of Directors of the Company (the “Board”), with input from management, has historically determined the fair value of the Company’s common stock on the date of each equity grant with the assistance of a third-party valuation specialist. During the past 12 months, the Company performed contemporaneous common stock valuations as of February 8, 2017, May 18, 2017, August 21, 2017 and October 18, 2017.

The common stock valuations were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation analyses included significant judgments and estimates inherent in the determination of the fair value of the Company’s common stock. These judgments and estimates include assumptions regarding the Company’s future operating performance, the probability and timing of completing an initial public offering (“IPO”) or other liquidity event and the determination of the appropriate valuation methods.

Valuation Methodologies

The Company prepared the common stock valuations using a hybrid of the option-pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”).

As disclosed in the Registration Statement, the OPM treats each class of common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or IPO. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the

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October 20, 2017

model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability is then applied to the common stock to account for the lack of access to an active public market.

In applying the hybrid of the OPM and PWERM, the following future event scenarios are used: an IPO, an M&A transaction and a sale transaction at or below the liquidation preference. The Company’s third-party valuation specialist assigned the relative probability of each type of future event scenario based on an analysis of market conditions at the time, including the then-current IPO and sale valuations of similarly situated companies, and the Company’s expectations as to the timing and likely prospects of an IPO or sale transaction. In selecting similarly situated companies, the third-party valuation specialist considered the status of APL-2 and the stage of development as compared to the clinical candidates and the stage of development of companies that had recently completed an IPO or were acquired in an M&A transaction.

Over time, the probability of each future liquidity event scenario and the valuations associated with such scenarios were reevaluated and adjusted based on developments in the Company’s business. At each stock option grant date, the Board evaluated any recent developments in the Company’s business and their potential effect on the estimated fair value of the Company’s common stock. For grants of awards made on February 8, 2017 for which there was no contemporaneous third-party valuation, the Board determined the fair value of the common stock on the grant date taking into consideration the immediately preceding third-party valuation report as well as other information available to it at the time of the grant.

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October 20, 2017

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options on the following dates and at the below corresponding exercise prices:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Common Stock on Grant Date
February 8, 2017	525,000	$1.14	$1.14
May 8, 2017	1,275,000	1.21	1.21
August 21, 2017	1,750,000	2.02	2.02
October 18, 2017	1,575,000	4.70	4.70

February 2017 Stock Option Grants

On February 8, 2017, the Company granted options to purchase a total of 525,000 shares of common stock at an exercise price of $1.14 per share. The Board determined that the fair value per share at the time of the grants was $1.14 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.14 as of September 15, 2016. In connection with the grants of stock options made on February 8, 2017, the Board concluded that there were no internal or external developments since the time of the prior valuation in September 2016 that warranted a change in the fair value.

The third-party valuation was calculated using the PWERM to estimate the probability weighted value across three scenarios: an IPO, an M&A transaction and a sale transaction at or below the liquidation preference. The OPM was used to estimate the allocation of value in an M&A transaction scenario. The fair value of the common stock was estimated using the following probability weightings: a 40% probability of an IPO, a 45% probability of an M&A transaction and a 15% probability of a sale transaction at or below the liquidation preference. The probabilities reflected (i) an IPO occurring within 18 months, (ii) an M&A transaction occurring within two years and (iii) the possibility that the Company could receive negative data regarding its lead indication and would be forced to liquidate the Company’s intellectual property if it failed to raise additional capital to pursue additional clinical opportunities.

The value of the common stock in the IPO scenario was based on the market valuations of guideline IPO transactions by similarly situated companies. Based on the status of APL-2 and the stage of development as compared to guideline IPO transactions, the valuation specialist used an enterprise value of the Company that was between the 50th and 75th percentiles of the guideline IPO transactions in calculating the fair value of the common stock in the IPO scenario.

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October 20, 2017

The value of the common stock in the M&A transaction scenario was calculated using an OPM backsolve calculation that was based on the market valuations of similarly situated companies in recent M&A transactions. Based on the status of APL-2 and the stage of development as compared to guideline M&A transactions, the valuation specialist used an enterprise value of the Company that was between the 25th and 50th percentile of guideline M&A transactions in calculating the fair value of the common stock in the M&A scenario.

May 2017 Stock Option Grants

On May 8, 2017, the Company granted options to purchase a total of 1,275,000 shares of common stock at an exercise price of $1.21 per share. The Board determined that the fair value per share at the time of the grants was $1.21 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.21 as of April 26, 2017.

The third-party valuation was calculated using the PWERM to estimate the probability weighted value across three scenarios: an IPO, an M&A transaction and a sale transaction at or below the liquidation preference. The OPM was used to estimate the allocation of value in an M&A transaction scenario. The fair value of the common stock was estimated using the following probability weightings: 40% probability of an IPO, a 45% probability of an M&A transaction and a 15% probability of a sale transaction at or below the liquidation preference. The probabilities reflected (i) an IPO occurring within one year, (ii) an M&A transaction occurring within two years and (iii) the possibility that the Company could receive negative data regarding its lead indication and would be forced to liquidate the Company’s intellectual property if it failed to raise additional capital to pursue additional clinical opportunities.

The value of the common stock in the IPO scenario was based on the market valuations of guideline IPO transactions by similarly situated companies. Based on the status of APL-2 and the stage of development as compared to guideline IPO transactions, the valuation specialist used an enterprise value of the Company that was between the 50th and 75th percentiles of the guideline IPO transactions in calculating the fair value of the common stock in the IPO scenario.

The value of the common stock in the M&A transaction scenario was calculated using an OPM backsolve calculation that was based on the market valuations of similarly situated companies in recent M&A transactions. Based on the status of APL-2 and the stage of development as compared to guideline M&A transactions, the valuation specialist used an enterprise value of the Company that was between the 25th and 50th percentile of guideline M&A transactions in calculating the fair value of the common stock in the M&A scenario.

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October 20, 2017

The increase in the fair value of the common stock between February 8, 2017 and May 8, 2017 was primarily due to the effect on the calculation of the valuation of the shorter timeline for the IPO scenario and the resulting smaller adjustment for the time value of money.

August 2017 Stock Option Grants

On August 21, 2017, the Company granted options to purchase a total of 1,750,000 shares of common stock at an exercise price of $2.02 per share. The Board determined that the fair value per share at the time of the grants was $2.02 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $2.02 as of August 16, 2017.

The third-party valuation was calculated using the PWERM to estimate the probability weighted value across two scenarios: an IPO and an M&A transaction. The OPM was used to estimate the allocation of value in an M&A transaction scenario. The fair value of the common stock was estimated using the following probability weightings: a 60% probability of an IPO and a 40% probability of an M&A transaction. The probabilities reflected (i) an IPO occurring within six months, (ii) an M&A transaction occurring within two years and (iii) management’s assessment that the Company would be able to proceed to Phase 3 testing of APL-2 for paroxysmal nocturnal hemoglobinuria (“PNH”) and geographic atrophy (“GA”) based on trial data, and that therefore a 0% probability weighting should be assigned to the likelihood of a sale at or below the liquidation preference.

The value of the common stock in the IPO scenario was based on the value ascribed to the Company by investors in setting the price for the sale of the Company’s Series E convertible preferred stock on August 7, 2017 and the market valuations of guideline IPO transactions by similarly situated companies. Based on the status of APL-2 and the stage of development as compared to guideline IPO transactions, the valuation specialist used an enterprise value of the Company that was between the 75th and 100th percentiles of the guideline IPO transactions in calculating the fair value of the common stock in the IPO scenario.

The value of the common stock in the M&A transaction scenario was calculated using an OPM backsolve calculation that was based on the value ascribed to the Company by investors in setting the price for the sale of the Company’s Series E convertible preferred stock on August 7, 2017.

The Board also considered the following qualitative factors in determining the fair value of the Company’s common stock:

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October 20, 2017

•	On June 29, 2017, the Company announced positive data from its ongoing Phase 1b trials of APL-2 in patients with PNH. The Company also announced that it planned to initiate Phase 3 trials of APL-2 in PNH in the fourth quarter of 2017.

•	On August 7, 2017, the Company issued and sold 7,792,035 shares of its Series E convertible preferred stock at a price per share of $2.571 to 16 investors, including 6,223,256 shares to new investors. The difference between the fair value of the Company’s common stock the Company’s Series E convertible preferred stock was primarily due to the significant rights and preferences associated with the Series E convertible preferred stock.

•	As of August 16, 2017, the date of the third-party valuation report, the Company had received preliminary data that indicated that the efficacy endpoints had been met in its Phase 2 trial of APL-2 in GA.

•	On August 17, 2017, the Board approved an underwriting syndicate for the IPO and the Company scheduled an organizational meeting for August 22, 2017 and established plans to confidentially submit a draft registration statement to the SEC on or about August 30, 2017.

October 2017 Stock Option Grants

On October 18, 2017, the Company granted options to purchase a total of 1,575,000 shares of common stock at an exercise price of $4.70 per share. The Board determined that the fair value per share at the time of the grants was $4.70 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $4.70 as of October 9, 2017.

The third-party valuation was calculated using the PWERM to estimate the probability weighted value across two scenarios: an IPO and an M&A transaction. The OPM was used to estimate the allocation of value in an M&A transaction scenario. The fair value of the common stock was estimated using the following probability weightings: an 80% probability of an IPO and a 20% probability of an M&A transaction. The probabilities reflected (i) an IPO by early 2018, (ii) an M&A transaction occurring within one year and (iii) management’s assessment that the Company would be able to proceed to Phase 3 testing of APL-2 for PNH and GA based on trial data, and that therefore a 0% probability weighting should be assigned to the likelihood of a sale at or below the liquidation preference.

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The value of the common stock in the IPO scenario was based a preliminary estimate of value provided by the lead underwriters for the IPO and the market valuations of guideline IPO transactions by similarly situated companies. In light of the estimate of value provided by the lead underwriters for the IPO and based on the status of APL-2 and the stage of development as compared to guideline IPO transactions, the valuation specialist used an enterprise value of the Company that was between the 75th and 100th percentiles of the guideline IPO transactions in calculating the fair value of the common stock in the IPO scenario.

The value of the common stock in the M&A transaction scenario was calculated using an OPM backsolve calculation that was based on the market valuations of similarly situated companies in recent M&A transactions. Based on the status of APL-2 and the stage of development as compared to guideline M&A transactions, the valuation specialist used an enterprise value of the Company that was between the 75th and 100th percentile of guideline M&A transactions in calculating the fair value of the common stock in the M&A scenario.

The Board also considered the following qualitative factors in determining the fair value of the Company’s common stock:

•	On August 24, 2017, the Company announced that APL-2 met its primary endpoint in a Phase 2 clinical trial in patients with GA. Specifically, the Company announced that APL-2 showed a statistically significant slowing of GA over 12 months and that it planned to move forward with Phase 3 trials of APL-2 in GA.

•	After the August 21, 2017 stock option grants, the Company received positive efficacy data in its post hoc analysis of its Phase 2 trial of APL-2 in GA and developed a greater understanding of the safety issues identified in the trial, which informed the Company’s decision to take steps to initiate Phase 3 trials of APL-2 in GA.

•	In September 2017, a potential competing product candidate in GA failed to meet its primary endpoint in a Phase 3 clinical trial, which increased the probability that APL-2 could be the first drug to market for GA.

•	In “testing-the-waters” meetings held in October 2017, the Company received positive feedback from potential investors.

•	The Company publicly filed a registration statement on Form S-1 for the IPO on October 13, 2017 and thereby increased the likelihood of completing an IPO in the near future.

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•	In addition to the above factors, there was an improvement in recent market prices of publicly traded shares of generally comparable companies between August 21, 2017 and October 18, 2017 as evidenced by that the fact that Nasdaq Biotechnology Index rose by 11.1% between August 21, 2017 and October 17, 2017.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Apellis Pharmaceuticals, Inc.

Request #1

The Company has taken into consideration guidance and market data from the lead underwriters for the IPO that have been presented to and reviewed by the Board and management on October 19, 2017. To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This anticipated offering price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, progress of the Company’s development programs, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing anticipated offering price range will not be subject to significant change.

The anticipated offering price range for the IPO was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s recent determinations of the fair value of its common stock and the anticipated offering price range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). Specifically, the Company believes that the difference between the fair value of its common stock on the date of each recent grant and the anticipated offering price range for the IPO is primarily the result of the factors discussed below.

Apellis Pharmaceuticals, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to David O. Watson, General Counsel, Apellis Pharmaceuticals, Inc., 6400 Westwind

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October 20, 2017

Way, Suite A, Crestwood, Kentucky 40014, (502) 241-4114, before it permits any disclosure of the bracketed information in Request #1.

•	The anticipated offering price range for the IPO is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior third-party valuations of its common stock. The anticipated offering price range does not consider other scenarios that could result in a lower fair value of the Company’s common stock than in the IPO scenario, such as an M&A transaction or a liquidation.

•	The anticipated offering price range for the IPO necessarily assumes that the Company’s IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.

•	The anticipated offering price range for the IPO necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public company equity and debt markets.

•	In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the anticipated offering price range for the IPO. The anticipated offering price range for the IPO was not derived using a formal determination of fair value, but rather was determined by the estimated price range that the Company expects will be negotiated between it and the underwriters.

•	The price that investors are willing to pay in the IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been

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expressly considered in the Company’s prior valuations, are not objectively determinable, and that valuation models are not able to quantify.

The Company respectfully submits that the difference between the latest valuation and the midpoint of the anticipated offering price range is reasonable.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

cc:	Christine Westbrook, Securities and Exchange Commission

Joseph McCann, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Mark Brunhofer, Securities and Exchange Commission

Cedric Francois, M.D., Ph.D., Apellis Pharmaceuticals, Inc.

David O. Watson, Apellis Pharmaceuticals, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549